UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fanhua Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

30712A 103
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	30712A 103

1	Names of Reporting Persons

Fosun International Limited
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

0
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

☐
11	Percent of class represented by amount in row (9)

0.0%
12	Type of Reporting Person (See Instructions)

CO

SCHEDULE 13G

CUSIP No.	30712A 103

1	Names of Reporting Persons

Fosun Industrial Holdings Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

0
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

☐
11	Percent of class represented by amount in row (9)

0.0%
12	Type of Reporting Person (See Instructions)

CO

Item 1.

(a)	Name of Issuer:

Fanhua Inc.

(b)	Address of Issuer’s Principal Executive Offices:

27/F, Pearl River Tower

No. 15 West Zhujiang Road, Tianhe District

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”), and Fosun Industrial Holdings Limited (“Fosun Industrial”, together with Fosun International, the “Reporting Persons”), a company organized under the laws of Hong Kong.

Fosun Industrial is a wholly-owned subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for both Fosun International and Fosun Industrial is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title of Class of Securities:

Ordinary Shares, par value US $0.001 per share (“Ordinary Shares”), of the Issuer

(e)	CUSIP No.:

30712A 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2018.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2018.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2018 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2019

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

FOSUN INDUSTRIAL HOLDINGS LIMITED

By:	/s/ CHEN Qiyu
CHEN Qiyu
Director

EXHIBIT INDEX

Exhibit No.	Description

99.1

Joint Filing Agreement, dated April 7, 2017 by and between Fosun International Limited and Fosun Industrial Holdings Limited (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on April 7, 2017 by the Reporting Persons with the Securities and Exchange Commission).

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